Exhibit (a)(5)

IMPORTANT

MEMORANDUM AND NOTICE

TO:	All Holders of Outstanding Stock Options Granted under the Hunt Corporation 1983 Stock Option and Stock Grant Plan and the Hunt Corporation 1993 Stock Option and Stock Grant Plan

FROM:	John W. Carney, Vice President and Chief Administrative Officer

DATE:	November 20, 2002

This memorandum constitutes notice to holders of outstanding Options pursuant to Section 8 of the Hunt Corporation 1983 Stock Option and Stock Grant Plan and Section 8 of the Hunt Corporation 1993 Stock Option and Stock Grant Plan (the “Plans”) as to (1) the acceleration, immediately before the recently announced impending Merger of Hunt, of all then outstanding, unvested Options granted under the Plans that have not otherwise expired or terminated, (2) the conversion of all in the money Options outstanding at the time of the Merger into the right to receive cash in the amount of the Spread, and (3) the termination of all out of the money Options outstanding at the time of the Merger, all as described below.

Brief Summary of the Acquisition of Hunt

The Agreement and Plan of Merger (the “Merger Agreement”) entered into between FAC Holding Corporation (“Parent”), which is a subsidiary of The Berwind Corporation, FAC Acquisition Corporation (“Purchaser”), which is a subsidiary of Parent, and Hunt Corporation (“Hunt”) provides for a tender offer to be made by Purchaser (the “Tender Offer”) for all the outstanding common shares of Hunt, which Tender Offer commenced on November 15, 2002. By law, the Tender Offer must remain open for at least 20 business days (i.e. until at least December 13), and the Merger Agreement permits Purchaser to extend the Tender Offer beyond that time in certain circumstances. Assuming at least a majority of the outstanding Hunt common shares on a fully-diluted basis (but excluding options and stock grants that will be terminated without payment therefor in connection with the Merger) are tendered and certain other conditions are met, at the expiration of the Tender Offer period Purchaser will purchase all tendered common shares of Hunt at a price of $12.50 per share. Thereafter, the Merger Agreement provides (again subject to certain conditions) that Purchaser will merge into Hunt (the “Merger”), and in connection with the Merger, all remaining outstanding common shares of Hunt not already owned by Purchaser will be automatically converted into the right to receive cash in the same per share amount as paid for such shares in the Tender Offer, and Hunt will become a wholly-owned subsidiary of Parent.

The Merger could become effective promptly following the consummation of the Tender Offer or later depending on how many shares are acquired by Purchaser in the Tender Offer.

Treatment of Options

The Merger Agreement provides that:

(1)  immediately prior to the effective time of the Merger for Option holders who have then outstanding, unvested Options, all of their then outstanding, unvested Options automatically will become fully vested;

(2)  at the effective time of the Merger, each then outstanding, in the money Option (i.e. the exercise price of which is less than $12.50 per share) automatically will be converted into the right of the Option holder to receive in cash an amount (the “Spread”) equal to the product of (i) the number of common shares of Hunt subject to such Option, times (ii) the excess of the Tender Offer/Merger price per common share ($12.50) over the exercise price per share of such Option; and

(3)  at the effective time of the Merger, all outstanding, out of the money Options (i.e. the exercise price of which is equal to or more than $12.50 per share) will terminate.

For example: An individual then holding an outstanding, unvested Option to purchase 1,000 Hunt common shares at $10 per share would have such Option become fully vested immediately prior to the Merger, and at the effective time of the Merger such Option automatically would be converted into the right to receive in cash the sum of $2,500 [1,000 shares x ($12.50-$10.00)].

Prior to the effective time of the Merger, outstanding, vested Options will remain exercisable and unvested Options will continue to vest, in each case in accordance with and subject to their terms. Accordingly, holders of currently vested Options could (1) exercise them, paying the exercise price for the Option shares, and (a) then tender such shares in the Tender Offer (assuming that the Tender Offer has not ended) or (b) sell such shares in the open market, or (2) hold the Options until they are converted into cash at the effective time of the Merger. Unvested Options, of course, cannot now be exercised, but immediately before or at the effective time of the Merger, assuming such Options have not earlier terminated or expired in accordance with their terms, they automatically will vest and convert into an amount of cash equal to their Spread, if any.

Hunt’s Board of Directors has unanimously approved the Tender Offer and Merger and has recommended that Hunt shareholders tender their shares in the Tender Offer. However, neither Hunt nor the Board of Directors is making any recommendation as to whether or not holders of outstanding vested Options should exercise or not exercise their vested Options under the circumstances.

In these circumstances, there is no special capital gain treatment available to holders of Options under U.S. tax rules. We have been advised that whether you exercise and sell or keep your Options and convert to cash in connection with the Merger, the gain you realize will be treated as ordinary income for U.S. tax purposes and subject to federal income and state income, and FICA/Medicare tax. Withholding will apply to the current Hunt associates in the U.S.A. If you reside in a non-U.S. location, there may be local or tax treaty implications to you. Holders of Options should consult a financial and/or tax professional concerning the various tax and financial issues involved.

Note: The information in this Memorandum and Notice concerning the proposed acquisition and Merger of Hunt, the Tender Offer and the treatment of Options is merely a brief summary. Further detailed information concerning these subjects is contained in Parent’s and Purchaser’s Offer to Purchase, Hunt’s Schedule 14D-9 and related materials (the “Tender Offer Materials”), which have been sent to all Hunt shareholders of record and are also being enclosed with this Memorandum and Notice. Please refer particularly to the “Summary Term Sheet” beginning on page S-1 of the Offer to Purchase booklet contained in the enclosed Tender Offer Materials for useful information concerning the Tender Offer, Merger and related matters.

The information in this Memorandum and Notice and in the Tender Offer Materials supplements and supersedes (to the extent inconsistent with) the information contained in the Information Statement dated September, 2002 relating to the Plans and Options, a copy of which Information Statement either previously has been delivered to you or is enclosed with this Memorandum and Notice. Please refer particularly to Questions/Answers Nos. 13, 14 and 15 in the Information Statement for information concerning the procedures for exercising Options.

Note to Officers: Because of uncertainties arising under the Sarbanes-Oxley Act enacted in July, 2002, those officers of Hunt who file “Section 16(a) reports” (i.e. Forms 3, 4 and 5) with the SEC may not use the broker-financed method of exercising their Options described in Questions/Answers Nos. 13 and 15 of the Information Statement.